22 January 2003

03 FEB -5 AM 7:21

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

03003613

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Joint Venture Agreement with Hangzhou YongXin Business Information Ltd and Mr Huang Cheng Lung

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

Emily Ang
Finance & Administrative Manager

Encl.

Want Want Holdings Ltd

400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

MASNET No. 71 OF 21.01.2003
Announcement No. 71

WANT WANT HOLDINGS LTD

JOINT VENTURE AGREEMENT WITH HANGZHOU YONGXIN BUSINESS INFORMATION LTD AND MR HUANG CHENG LUNG

The Directors of Want Want Holdings Ltd ("the Company") wish to announce that it has entered into a joint venture agreement (the "JV Agreement") with Hangzhou Yongxin Business Information Ltd ("HZBI") and Mr Huang Cheng Lung, to set up a joint venture company in Hangzhou, People's Republic of China, known as "Hangzhou Yongxin Convenient Chain Store Ltd" (the "Joint Venture Company"). HZBI is a PRC registered company owned by Mr Huang. The presence of a local PRC entity as a shareholder would fulfill the local requirement for the operation of pure retail business. A separate joint venture company has also been set up by the Company and Mr Huang in the British Virgin Islands, known as "Sunbright Pacific Limited" to facilitate financial planning for the joint venture.

The Joint Venture Company has a registered capital of RMB 6 million, with the Company, HZBI and Mr Huang holding 80%, 19% and 1% respectively of its registered share capital. Sunbright Pacific Limited has an authorised and issued capital of US$50,000, with the Company and Mr Huang holding 80% and 20% of its issued share capital respectively.

The principal activities of the Joint Venture Company comprise mainly the retailing of food products and other goods sold at convenience stores, the provision of logistics services and the operation of coffee and local specialty cuisine outlets. Its initial primary focus will be to develop retail food businesses. The Group's existing retail businesses, consisting of Everybody Want and Shantel bakery, are proposed to be transferred to the Joint Venture Company at a later date as part of the Group's restructuring plan for its retail businesses. A separate announcement will be made when the terms of transfer have been finalised.

This joint venture will enable the Group to tap onto external expertise in the areas of logistic services and to restructure its existing retail businesses under a separate management team and legal entity for better accountability.

The transaction is not expected to have a material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2003. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the transaction.

Submitted by Adams Lin Feng I , Group Vice President and Director on 21/01/2003 to the SGX